Exhibit 23.1

Armanino LLP 12657 Alcosta Boulevard Suite 500 San Ramon, CA 94583-4600 925 790 2600 main 925 790 2601 fax armaninoLLP.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our audit report dated July 30, 2021 (October 29, 2021 as to the effects of the stock split), with respect to our audit of the combined consolidated balance sheets of Vaxxinity, Inc. and Subsidiaries as of December 31, 2020 and 2019, the related combined consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes to the financial statements, which report appears in the prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ ArmaninoLLP
San Ramon, California

November 5, 2021